Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Supervisory Board
Fresenius Medical Care AG & Co. Kommanditgesellschaft auf Aktien (KGaA)
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Fresenius Medical Care AG & Co. Kommanditgesellschaft auf Aktien (KGaA) of our report dated February 11, 2005, with respect to the consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the related statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004 amended annual report on Form 20-F/A of Fresenius Medical Care Aktiengesellschaft.
/s/ KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main, Germany
February 13, 2006